Exhibit 2.3


April 4, 2006

JM SciTech, LLC
Ms. Julie Martin, Managing Member
4198 Center Park Drive,
Colorado Springs, CO 80916


Dear Ms. Julie Martin:

This Letter Agreement (this "Agreement") memorializes our mutual agreement that Reflect Scientific, Inc. ("RSI") will provide limited cash assistance for future lease payments at the JM SciTech, LLC, doing business as JMST Systems ("JMST") business offices located at 4198 Center Park Drive, Colorado Springs, Colorado 80916 (the "Property"). The cash assistance will be subject to the following conditions and limitations:

     1) As a condition to any of the terms and promises in this Agreement, RSI, JMST and Julie Martin shall have fully executed that certain Purchase Agreement dated April 4, 2006.
     2) Julie Martin will have provided RSI with a copy of the lease agreement for the Property in advance of RSI signing this Agreement.
     3) The cash assistance will be a maximum of Three Thousand Dollars ($3000) per month for a maximum of three (3) consecutive months. The three (3) monthly lease periods shall commence with the first whole calendar month after the date last signed on this Agreement. Therefore, the maximum aggregate payments to Julie Martin by RSI shall not exceed Nine Thousand Dollars ($9000).
     4) RSI will pay the cash assistance directly to Julie Martin at least five (5) business days in advance of the monthly rent payment due date.
     5) Julie Martin and JMST shall use their best efforts to identify and engage a sub-lessee to assume the lease and lease obligations. If said sublease is executed prior to the end of the three month period described in Paragraph 3, RSI shall make no further cash assistance payments and this Agreement shall terminate. Under this Agreement or any separate oral agreement, RSI will not enter into any contractual arrangement of any sort with landlord, insurers, or utility providers associated with the Property.
     6) As consideration for the lease payment assistance described herein, Julie Martin and JMST shall have relied on RSI's commitments and promises herein as inducement to enter into that certain Purchase Agreement dated April 4, 2006, and will provide RSI and its representatives reasonable access to the Property; and
     8) Unless terminated under Paragraph 6, above, this Agreement shall automatically terminate at the end of the third calendar month after the date last signed. Disputes of any nature arising under the terms of this Agreement shall be brought only in the appropriate courts in Salt Lake City, Utah, and shall be governed by Utah law. Further, amendments or changes to this agreement of any nature must be in a writing signed by all parties hereto.

Agreed to this day:

REFLECT SCIENTIFIC, INC.            JM SCITECH, LLC

/s/Kim Boyce            4/4/06      /s/Julie Martin                4/4/06

Kim Boyce, President     Date      Julie Martin, Managing Member  Date


                                    /s/Julie Martin                4/4/06

                                    Julie Martin, Individual       Date
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